FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002
British Energy PLC
(Exact name of Registrant as specified in its Charter)
3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...........X.................   Form 40-F..........X.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..   No...................X.................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: KG Lough

Date: 06 March 2002

Name: Keith Lough

Title: Finance Director

Ref no:/1-14990/ 02/2002/2

RNS Number:1510R
British Energy PLC
8 February 2002

Bruce Power - Cameco release fourth quarter / year end results

Cameco Corporation of Canada, British Energy's partner in Bruce Power, released fourth quarter/year end results yesterday.

In the announcement, Cameco provided operating highlights for Bruce Power (100%) which are as follows:

	3 Months ended Dec 31 2001	May 12 2001 to Dec 31 2001
Output (TWh)	5.3	15.5
Capacity factor (%)	75	87
(C$ million)		
Revenue	204	599
Operating costs	(189)	(468)
Profit before interest & taxes	15	131
Interest	(15)	(41)
Profit before taxes	0	90

These figures were prepared under Canadian GAAP and on a calendar year basis and therefore will differ from those to be presented by British Energy.

Capacity factor for the three months to 31 December 2001 was 75% reflecting a planned outage to unit 5. Capacity factor for the period from 12 May to 31 December 2001 was 87%.

Outlook for 2002

Cameco have reported that the capacity factor for calendar year 2002 will be slightly lower than 2001 as a result of planned maintenance. A proportion of this planned maintenance will take place in the first quarter of 2002 and therefore has already been taken into account by our previous statements that Bruce Power will break even in the second half of British Energy's financial year 2001/02.

Cameco also reported that the Bruce A restart was still planned for Summer 2003.

For further information, contact:

Paul Heward	013552 62201	(Investor Relations)
Ken Cronin	013552 62202	(Investor Relations)
Doug McRoberts	013555 94040	(Media Enquiries)
Bob Fenton	013552 62846	(Media Enquiries)

Notes for Editors

Bruce Power is a partnership between British Energy, Cameco Corporation (15%) and the two main unions that represent staff on the Bruce site, the Power Workers' Union (up to 4%) and The Society of Energy Professionals (up to 1.2%). British Energy's current interest of 82.5% will reduce progressively to 79.8% as the unions take up their full equity interest in Bruce Power by May 2003.

Capacity Factor for a given period represents the amount of electricity produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

END

STRDGGGZKNLGZZM

Friday, 8 February 2002 08:00:39
ENDS [nRNSH1510R]

RNS Number:4049S
British Energy PLC
5 March 2002

5 MARCH 2002

BRITISH ENERGY NUCLEAR GENERATION - OUTPUT STATEMENT

A summary of net output from British Energy's UK nuclear power stations in February is given in the table below, together with comparative data for the previous financial year:-

	2000/01		2001/02	
	February	Year to Date	February	Year to Date
STATION	TWh	TWh	TWh	TWh
Hinkley Point B	0.77	7.38	0.72	8.38
Hunterston B	0.39	6.00	0.74	8.97
Dungeness B	0.61	3.37	0.40	5.12
Heysham 1	0.77	8.09	0.76	7.47
Hartlepool	0.72	8.23	0.73	8.08
Torness	0.58	7.09	0.78	7.59
Heysham 2	0.75	9.13	0.80	8.13
Sizewell B	0.80	7.55	0.80	8.34
Total Output (NETA basis)	5.39	56.84	5.73	62.08
Load Factor	84%	74%	89%	81%
Total Output	5.46	57.76	5.80	62.92

(pre-NETA basis)

Planned Outages
* Low load refuelling was carried out on both reactors at Hunterston B and Hinkley Point B and on one reactor at Heysham 2.

Unplanned Outages
* One unit at Dungeness B is on outage for repairs to the main boiler feed pump. The work will improve the overall material condition of the plant, consistent with the recently announced programme of improving overall plant reliability standards.

Contact:
Doug McRoberts 01355 594 040 (Media Enquiries)
David Wallace 01355 262 574 (Media Enquiries)
Paul Heward 01355 262 201 (Investor Enquiries)
Ken Cronin 01355 262 202 (Investor Enquiries)

Find this News Release on our web-site: www.british-energy.com

END
MSCBKPKKKBKDBNK
Tuesday, 5 March 2002 11:07:11
ENDS [nRNSE4049S]